OICF

LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"
Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator – State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US S... ssion Division
of C...
Offi... iance
Mai...
450 ...
Wasi...



05005745

09-02-2005 No. 04

SUPPL

Fax. (202) 942 95 25

No. of pages: 1+1

Re: AB Lietuvos Telekomas (File No. 82-5086)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,

Darius Džiaugys
Investor Relations Officer

Encl.: 1. Announcement of Material Event (1 page)

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code: 1212 15434, Savanoriu ave. 28,
(type of the Issuer, company's name, company's code, address of headquarters)
LT-03501 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, Vilnius Stock Exchange,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service, ELTA

3. On 8 February 2005, the Board of AB Lietuvos Telekomas decided from 9 February 2005
(data of the material event, short description)
to appoint Darius Didžgalvis to the position of Chief Operating Officer – Deputy General Manager of AB Lietuvos Telekomas.
The Board decided to approve the following members of the Board as members of the Remuneration committee for the new term: Gintautas Žintelis, Morgan Ekberg and Andrius Šukys.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Eglė Gudelytė-Harvey, Director of Corporate and Legal Affairs Unit
(forename, surname(name) and office phone numbers of persons authorised by the Issuer to provide additional information
tel. + 370 5 236 72 92
about material event)

6. General Manager Arūnas Šikšta .... 9 February 2005
(forename, surname and signature of the Manager of the Issuer (forename, surname and signature of the person authorised by the Manager of the Issuer in writing, in case the authorised person is legal entity – its name, forename, surname and signature of its Manager), date of signing)


LIETUVOS TELEKOMAS
VILNIUS

LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"
Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator – State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

Fax. (202) 942 95 25

09-02-2005 No. 03

No. of pages: 1+10

Re: AB Lietuvos Telekomas (File No. 82-5086)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event
2. Press Release "Lietuvos Telekomas Announces its Preliminary Unaudited Results for the Year 2004"

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,



Darius Džiaugys
Investor Relations Officer

Encl.: 1. Announcement of Material Event (1 page)
2. Press Release (9 page)

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code: 1212 15434, Savanoriu ave. 28,
(type of the Issuer, company's name, company's code, address of headquarters)
LT-03501 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, Vilnius Stock Exchange,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service, ELTA

3. On 8 February 2005, the Board of AB Lietuvos Telekomas approved the draft of
(data of the material event, short description)
unaudited financial statements of AB Lietuvos Telekomas' Group for the year 2004 prepared according to International Financial Reporting Standards.
- In 2004, the total revenue of Lietuvos Telekomas' Group amounted to 730 million litas, a decrease by 10.1 per cent over the revenue of 812 million litas in the year 2003.
- The total operating expenses for the year 2004 amounted to 394 million litas, a decrease by 7.4 per cent over 426 million litas for the year 2003.
- EBITDA for the year 2004 amounted to 336 million litas (386 million litas a year ago) and EBITDA margin was 46 per cent (47.6 per cent).
- Profit before profit tax for the year 2004 was 41 million litas and net profit amounted to 32 million litas, while for the year 2003 net result was a loss of 36 million litas due to assets revaluation in the third quarter of 2003.
- Net cash flow after investment activities for the year 2004 amounted to 202 million litas (283 million litas for the year 2003). During the year cash and cash equivalents decreased by 29 million due to payout of dividends (47 million litas) and repayment of loans (183 million litas)

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Jan-Erik Elsérius, Chief Financial Officer – Deputy General Manager
(forename, surname(name) and office phone numbers of persons authorised by the Issuer to provide additional information
tel. + 370 5 236 76 03
about material event)

6. General Manager Arūnas Šikšta .... 9 February 2005
(forename, surname and signature of the Manager of the Issuer (forename, surname and signature of the person authorised by the Manager of the Issuer in writing, in case the authorised person is legal entity – its name, forename, surname and signature of its Manager), date of signing)


LIETUVOS TELEKOMAS
VILNIUS


LIETUVOS TELEKOMAS

PRESS RELEASE
09-02-2005

Lietuvos Telekomas Announces its Preliminary Unaudited Results for the Year 2004

Lietuvos Telekomas' Group, the largest fixed-line telephony and Internet related services provider in Lithuania announces its preliminary unaudited consolidated financial statements for the year ended 31 December 2004 prepared according to International Financial Reporting Standards.

Highlights

- The total revenue for the fourth quarter of 2004 amounted to 187 million litas, an increase by 4.3 per cent over the revenue of 179 million litas for the third quarter of 2004. Overall, in 2004 the total revenue of Lietuvos Telekomas' Group amounted to 730 million litas, a decrease by 10.1 per cent over the revenue of 812 million litas in the year 2003.
- At the end of the year 2004 Lietuvos Telekomas had 819 thousand main lines in service. During the year number of main lines decreased by just 9 thousand, while during the year 2003 the number of lines decreased by 108 thousand.
- During the year number of *DSL Takas* users more than doubled and by the end of the year 2004 reached 47 thousand.
- The total operating expenses for the year 2004 amounted to 394 million litas, a decrease by 7.4 per cent over 426 million litas for the year 2003.
- EBITDA for the year 2004 amounted to 336 million litas (386 million litas a year ago) and EBITDA margin was 46 per cent (47.6 per cent).
- Profit before profit tax for the year 2004 was 41 million litas and net profit amounted to 32 million litas, while for the year 2003 net result was a loss of 36 million litas due to assets revaluation in the third quarter of 2003.
- Net cash flow after investment activities for the year 2004 amounted to 202 million litas (283 million litas for the year 2003). During the year cash and cash equivalents decreased by 29 million due to payout of dividends (47 million litas) and repayment of loans (183 million litas).
- Investments for the year 2004 amounted to 75 million litas (51 million litas in 2003).

Group's Key Financial Figures (in thousand of litas)

	Full Year		*Change (%)*	Fourth Quarter		*Change (%)*
	2004	2003		2004	2003	
Revenue	730,244	812,277	*-10.1*	186,629	206,875	*-9.8*
Operating expenses	394,158	425,820	*-7.4*	107,878	118,003	*-8.6*
EBITDA	336,086	386,457	*-13.0*	78,751	88,872	*-11.4*
EBITDA margin (%)	*46.0*	*47.6*		*42.2*	*43.0*	
Depreciation and amortisation and impairment charge	290,816	397,495	*-26.8*	69,366	91,001	*-23.8*
Loss on sales of investment	-397	–		–	–	
Operating profit (EBIT)	44,873	-11,038	*506.5*	9,385	-2,129	*540.8*
EBIT margin (%)	*6.1*	*-1.4*		*5.0*	*-1.0*	
Financial activities, net	-4,739	-27,649	*-82.9*	63	-5.790	*101.8*
Profit before tax	40,635	-38,125	*206.6*	9,605	-7,921	*221.3*
Net profit	32,190	-36,095	*189.2*	7,683	-9,133	*184.1*
Net profit margin (%)	*4.4*	*-4.4*		*4.1*	*-4.4*	
Earnings per share (LTL)	0.041	-0.046		0.010	-0.012	
Number of shares (in thous.)	776,818	776,818		776,818	776,818	

1 US$= LTL 2.5345, 1€= LTL 3.4528 (31 December 2004)

Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, has made the following comments on the results for the year 2004:

"The Company's results for the year 2004 are good. Taking into consideration unfavorable competition environment and changes that occur in the regulated telecommunication market, Lietuvos Telekomas achieved almost maximum results. Most important is that number of users of internet and data communication services, which are the most important areas of our business, grew positively. That in the future this will allow the Company to generate higher revenue. In 2005, Lietuvos Telekomas will pay a special attention to improvement of the quality of services and customer care".

Revenue

In 2004, the total revenue of Lietuvos Telekomas' Group went down by 10.1 per cent while during the year 2003 the total revenue decreased by 16.1 per cent. The continuing growth of revenue from internet and data communication services by 8.8 per cent, y-o-y, did not compensate the decline in revenue from fixed-line telephony and other activities by 13.2 per cent and 15.6 per cent, respectively. Revenue for fixed-line telephony still amount for the largest portion of total Group's revenue - 75 per cent, while share of revenue from internet and data communication services increased up to 18 per cent and revenue from other activities amounted to 7 per cent.

Breakdown of the Groups' revenue (in thousand of litas)

	Full Year		*Change (%)*	Fourth Quarter		*Change (%)*
	2004	2003		2004	2003	
Fixed-line Telephony Services	547,228	630,136	*-13.2*	134,304	153,532	*-12.5*
Internet and Data Communication Services	130,414	119,846	*8.8*	34,743	31,056	*11.9*
Other Services	52,602	62,295	*-15.6*	17,582	22,287	*-21.1*
Total	730,244	812,277	*-10.1*	186,629	206,875	*-9.8*

Reduction of tariffs for telecommunication services that started in the fall of 2003, increased number of free of charge hours for subscriber to payment plans in spring 2004, number of various discount campaigns combined with decreased number of main lines in services caused a continuous decline in revenue from fixed-line telephony services. Revenue from subscription fees declined by 6 per cent, revenue from traffic charges and interconnection services by 21 per cent and 9.6 per cent, respectively, while revenue from value-added services increase by 3.5 and revenue from wholesales services almost doubled, year-on-year.

On the other hand, in 2004 loyalty of the customers and usage of services increased significantly. During the year 2004 more than 52 thousand new fixed-line telephony lines were installed while 61 thousand were disconnected. Number of main lines used by business customers even increased a bit and at the end of 2004 amounted to more than 175 thousand or 21 per cent of total number of lines. As of 31 December 2004 number of main lines in services was 819,147 and fixed-line telephony penetration rate in Lithuania stood at 23.9.

For the first year traffic figures are higher than in previous year. Compared with the year 2003, the total local calls traffic in 2004 went up by 12.3 per cent, long-distance calls up by 13 per cent, calls from fixed-line to mobile networks up by 19.4 per cent, international calls up by 14.8 per cent and internet dial-up calls surged by 125.8 per cent.

At the end of December 2004 number of payment plans subscribed by the customers reached 420 thousand (381 thousand a year ago). In February 2004, the most popular local calls' payment plan, *Vietinis (Local)*, which accounts for 80 per cent of the total number of subscribed payment plans, was improved by additional 30 hours free of charge calls during off peak time and weekends for the same subscription fee. The number of subscribers to international calls' payment plan, *Pasaulis (World)*, which offers lower than regular international calls' tariffs increased by 3.6 times over the year. In January 2004, the Company offered a new domestic long-distance calls 'payment plan, *Miestai (Cities)*.

According to the Communications Regulatory Authority's (CRA) Report on Telecommunications market in Lithuania for the Third Quarter of 2004, Lietuvos Telekomas' share of fixed-line telephony services market (excluding networks' interconnection) for the third quarter of 2004 in terms of revenue amounted to 95 per cent and in terms of total traffic - 95.8 per cent (98.7 per cent of local calls, 93.2 per cent of domestic long-distance calls, 73.2 per cent of international calls and 91.6 per cent calls from fixed to mobile networks traffic). According to the Report, at the end of September 2004 21 companies were providing international fixed-line telephony call services, seven whereof (including Lietuvos Telekomas) were providing domestic (local and/or long distance) call services too. Number of customers of alternative fixed-line telephony service providers was 34 thousand.

In 2004, Lietuvos Telekomas remained a major internet access provider in Lithuania. The CRA Report shows that at the end of September 2004 Lietuvos Telekomas had 20.3 per cent of the total number of internet access users in Lithuania (including internet access via mobile, cable TV networks, LAN and etc.) but in terms of revenue the Company accounted for a 49.3 per cent stake in total internet providers' market for the third quarter of 2004. Lietuvos Telekomas has almost 94 per cent of xDSL connections market.

During the year the number of Lietuvos Telekomas' internet access services users was growing continuously. At the end of December 2004 the total number of *DSL Takas* service users was 47,465 (23,699 a year ago) and 2,734 xDSL connections were sold as wholesales. In July, the Company introduced a new internet plan, *Takas iD3*, which offers unlimited internet access during off-peak time, weekends and holidays for just 26 litas a month (data download speed up to 256 kbit/s, upload - up to 128 kbit/s). By the end of 2004 more than 15 thousand of internet users were subscribers to this plan.

In spite of substitution effect due to development of broadband internet access the total number of dial-up internet access service users at the end of the year was almost the same as at the beginning – more than 35 thousand. And what is more, number of subscribers to dial-up internet payment plan, *Internetas (Internet)*, which was improved in January by giving 30 hours of internet access for just 10 litas, increased drastically from 391 to 18 thousand at the end of 2004.

Lietuvos Telekomas, as a main internet access provider in Lithuania, is committed to enlargement of internet users' community in Lithuania. The survey of TNS Gallup shows that 32 per cent of households in Lithuania have a computer, but only 12.5 per cent have the internet access. Lietuvos Telekomas together with other Lithuanian companies participates in an alliance to support development of information society, *Window to the Future*, which establishes public internet access centres in libraries, post offices, municipalities and other public places as well as organises educational courses for the beginners. Also, Lietuvos Telekomas has its own program, *Kompasas*, to encourage usage of internet among the pupils and at schools.

In 2004, revenue from internet services separately grew by 21.5 per cent but revenue from data communication and network services separately went down by 5.6 per cent. According to CRA Report, at the end of September 2004 Lietuvos Telekomas' revenue from leased lines amount for 44.3 per cent of total leased lines market. In total, 15 entities were providing leased lines services in Lithuania. As of 31 December 2004, number of Lietuvos Telekomas' leased lines was 3,746 (3,610 in 2003).

The revenue from other activities went down by 15.6 per cent mainly due to decrease in revenue from UAB Comliet construction activities.

Expenses

The total operating expenses of Lietuvos Telekomas' Group in the year 2004 went down by 7.4 per cent as compared with the year 2003. The employee-related expenses decreased by 7.2 per cent. In the first half of 2004, Lietuvos Telekomas underwent changes in organizational structure and as a result number of employees was reduced. During the year the total number of employees in Lietuvos Telekomas' Group went down from 3,586 (31 Dec. 2003) to 3,120 (31 Dec.). The total additional employee redundancy expenses amounted to 12 million litas. The number of main lines per one core business employee increased from 281 (31 Dec. 2003) to 334 (31 Dec. 2004).

Compared with the year 2003, the other expenses went down by 7.9 per cent, provisions for doubtful accounts receivable were reduced by 2.6 times and from negative became positive, while interconnection

expenses increased by 1.8 per cent due increased traffic from Lietuvos Telekomas network to the networks of other operators. External construction expenses (UAB Comliet activities) went down by 23.1 per cent.

In spite of reduction of expenses but due to lower revenue level EBITDA in 2004 went down by 13 per cent to 336 million litas over EBITDA of 386 million litas in 2003. Nevertheless, EBITDA margin was 46 per cent (47.6 per cent a year ago).

Net Result

In 2004, regular depreciation and amortisation charges excluding assets revaluation charge of 46.8 million litas in 2003 went down by 17.1 per cent. Declining depreciation and amortisation charges together with diminishing financial costs (down by 82.9 per cent) had a positive effect on Lietuvos Telekomas' profitability.

In the third quarter of 2004, the Group suffered a loss of 397 thousand litas on sales of shares of Datu Tikli SIA, a Latvian subsidiary of UAB Comliet.

Overall, the profit before profit tax in 2004 was 41 million litas, while profit before profit tax in 2003 due to assets revaluation charge was negative and amounted to 38 million litas. The net profit of Lietuvos Telekomas' Group for the year 2004 was 32 million litas while a year ago net loss was 36 million litas. Net profit margin in 2004 was 4.4 per cent and earnings per share amount to 0.04 litas.

Investments

In 2004, investments of Lietuvos Telekomas' Group were higher than in year 2003 and amounted to 75 million litas (51 million litas in 2003). Major part of the amount was invested into development of fast growing xDSL access network and upgrade of information technology systems. During the year the total number of xDSL access connections (including the ones sold to other Internet Service Providers) more than doubled from 25,085 at the end of 2003 to 50,199 at the end of 2004. During the year Lietuvos Telekomas increased its international internet access capacity up to 1,400 Mbit/s and now has three interconnections with international internet network.

At the end of 2004 the digitalisation rate of the Lietuvos Telekomas' network was 92.7 per cent (91.2 per cent a year ago), total number of ISDN channels in service reached almost 44 thousand (38.6 thousand a year ago), and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points grew from 741 to 940.

Last year Lietuvos Telekomas continued to streamline its Group's structure. In February, the shareholders of UAB Verslo Portalas (AB Lietuvos Telekomas has 30 per cent and UAB Verslo Žinios 70 per cent of the shares) decided to terminate activities of the company and liquidated it. UAB Verslo Portalas was operating business-to-business portal *verslas.com*.

In May, reorganisation of UAB Lintel and UAB Lintkom by merger of UAB Lintkom into UAB Lintel was over and UAB Lintkom terminated its activities while UAB Lintel became a treasury stocks holder. Now UAB Lintel holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks) that UAB Lintkom acquired during the Initial Public Offering (IPO) in 2000.

On 1 April 2004, UAB Comliet transferred telecommunication services installation, fault elimination, order management and network maintenance functions to Lietuvos Telekomas. Due to that 844 employees of Comliet were transferred to Lietuvos Telekomas. In March, it was announced that UAB Comliet considers sell off of its construction business.

In June, UAB Comliet Sprendimai (then UAB Sonex Komunikacijos), a wholly owned subsidiary of UAB Comliet, acquired 5 per cent of shares of Comliet-Kaliningrad, Russian Federation. UAB Comliet owns 95 per cent of Comliet-Kaliningrad.

In July, UAB Comliet disposed its 75 per cent stake in Latvian company Datu Tikli SIA. Shares of Datu Tikli SIA were acquired in May 2002. In September 2004, Lietuvos Telekomas took over full control of UAB Voicecom by acquiring the 40 per cent stake from Nexcom Telecommunications LLC, U.S.A.

Balance Sheet and Cash Flow

During the year 2004, the total assets of Lietuvos Telekomas' Group decreased by 17 per cent from 1,541 million litas (31 Dec. 2003) to 1,279 million litas (31 Dec. 2004) due to depreciation and amortisation of the assets, decrease in inventories, assets held for sales, accrued revenue and cash. In 2004, Lietuvos Telekomas started to invest into short term debt instruments.

In 2004, the shareholders' equity declined by 1.3 per cent due to payout of dividends (47 million litas) in May and amounted to 1,121 million litas at the end of December.

In March 2004, the Company redeemed its 150 million litas Eurobond and by the end of 2004 the total amount of borrowings was 13 million litas. As a result, during the year net debt went down from 70 million litas to below zero and on 31 December 2004 was -75 million litas, and net debt to equity ratio dropped from 6.2 (31 Dec. 2003) to -7 per cent (31 Dec. 2004). Due to repayment of borrowings, reduction of deferred profit tax liabilities and decrease of accrued liabilities total liabilities decreased by 61.7 per cent, y-o-y.

In previous year the net cash flow from operating activities was 276 million litas (320 million litas in 2003). The net cash flow after investing activities stood at 202 million litas (283 million litas in 2003) and the net cash used in financing activities amounted to 231 million litas (249 million litas in 2003). An amount of 183 million litas was used for repayment of borrowings (including redemption of 150 million litas Eurobond issue) and 47 million litas for payout of dividends for the year 2003. Overall, during the year 2004 cash and cash equivalents of Lietuvos Telekomas' Group decreased by 29 million litas, while in 2003 they increased by 34 million litas.

Shareholding of the State

In 2004, the State of Lithuania shareholding in AB Lietuvos Telekomas went down from 8.12 per cent (31 Dec. 2003) to 4.56 per cent (31 Dec. 2004) as the State continued to give up shares of the Company as compensation to the Lithuanian citizens for realty redeemable by the State of Lithuania.

Management Change

From 2 January 2004 Arūnas Šikšta took the office of General Manager of AB Lietuvos Telekomas.

From 1 April 2004 a new management structure of Lietuvos Telekomas was implemented. Stefan Albertsson was appointed to the position of Chief Commercial Officer-Deputy General Manager, Romualdas Degutis (left the Company on 2 February 2005) to the position of Chief Operating Officer-Deputy General Manager and Jan-Erik Elsérius - Chief Financial Officer-Deputy General Manager.

On 23 April 2004, the shareholders of Lietuvos Telekomas for new two-year term re-elected the following members of the Board: Morgan Ekberg, Erik Hallberg, Matti Hyyrynen; Kennet Rådne, Andrius Šukys, Timo Virtanen, Gintautas Žintelis. Later Erik Hallberg was elected to the position of the Chairman of the Board and Gintautas Žintelis to the position of Deputy Chairman.

AB Lietuvos Telekomas

Jan-Erik Elserius
Chief Financial Officer-Deputy General Manager
+370 686 1 33 33
e-mail: elserius@telecom.lt

For further information please contact:

Darius Dziaugys
Investor Relations Officer
+370 5 236 78 78
e-mail: darius.dziaugys@telecom.lt

About AB Lietuvos Telekomas

AB Lietuvos Telekomas, a Lithuanian telecommunications company, is listed on the Vilnius Stock Exchange (renamed from National Stock Exchange of Lithuania) (VSE ticker: LTEL) and London Stock Exchange (LSE ticker: LITD). The Company provides fixed-line telephony services, Internet-related and data communication services, wholesale services to other local and international telecommunication operators as well as other services. From 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

AB Lietuvos Telekomas is a consolidated subsidiary of TeliaSonera AB via its wholly-owned subsidiary Amber Teleholding A/S (reg. in Denmark), which holds 60 per cent of Lietuvos Telekomas' shares. As on 31 Decemeber 2004, 4.56 per cent of the Company's shares were owned by the State of Lithuania, 4.67 per cent of the shares are Treasury Stocks held by UAB Lintel, a member of Lietuvos Telekomas' Group.

Lietuvos Telekomas' Group consists of the parent company, AB Lietuvos Telekomas, and its subsidiaries UAB Comliet (100 per cent), UAB Lietuvos Telekomo Verslo Sprendimai (100 per cent), UAB Lintel (100 per cent), UAB Voicecom (100 per cent), UAB Baltic Data Center (renamed from Baltijos Informacinių Duomenų Valdymo Centras) (60 per cent), UAB Verslo Portalas (company is under liquidation process) (30 per cent) and UAB TietoEnator Consulting (26 per cent). Lietuvos Telekomas is the sole founder of its wholly-owned non-profit organisation VšĮ Lietuvos Telekomo Sporto Klubas.

UAB Comliet and its subsidiaries UAB Comliet Sprendimai (renamed from Sonex Komunikacijos) (100 per cent), Comliet-Kaliningrad (95 per cent) in Russian Federation and Telegrupp AS (55 per cent) in Estonia comprise a Comliet Group. UAB Comliet Sprendimai has 5 per cent stake in Comliet-Kaliningrad. UAB Baltic Data Center has a subsidiary Baltic Data Center SIA (100 per cent) in Latvia.

More information about AB Lietuvos Telekomas is available on the website: http://www.telecom.lt

AB Lietuvos Telekomas' Group
Profit (Loss) Statement
(in thousand of litas)

unaudited

	Full Year 2004	Full Year 2003	Fourths Quarter of 2004	Fourths Quarter of 2003
Revenue	730,244	812,277	186,629	206,875
Expenses	(394,158)	(425,820)	(107,878)	(118,003)
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	336,086	386,457	78,751	88,872
Depreciation, amortisation and impairment charge	(290,816)	(397,495)	(69,366)	(91,001)
Gain (loss) on sales of investment	(397)	–	–	--
Operating profit (loss)	44,873	(11,038)	9,885	(2,129)
Finance costs, net	(4,739)	(27,649)	63	(5,790)
Share of result of associates before tax	501	562	157	(2)
Profit (loss) before profit tax	40,635	(38,125)	9,605	(7,921)
Profit tax	(6,993)	3,507	(1,677)	(1,104)
Group profit (loss) before minority interest	33,642	(34,618)	7,928	(9,025)
Minority interest	(1,452)	(1,477)	(245)	(108)
NET PROFIT (LOSS)	32,190	(36,095)	7,683	(9,133)
Earnings per share (Litas)	0.041	(0.046)	0.010	(0.012)

AB Lietuvos Telekomas' Group
Balance Sheet
(in thousand of litas)

unaudited

	31 December 2004	31 December 2003 (a)
Non-current assets		
Property, plant and equipment	941,027	1,120,443
Intangible assets	83,575	142,879
Investments in associates	1,294	1,173
Other non-current assets	55	60
	1,025,951	1,264,555
Current assets		
Inventories	6,561	11,923
Assets held for sale	1,813	10,990
Receivables, prepaid expenses and accrued revenue	114,706	136,234
Current profit tax receivable	11,960	596
Short term investments	30,115	–
Cash and cash equivalents	88,514	117,629
	253,669	277,372
TOTAL ASSETS	**1,279,620**	**1,541,927**
Shareholders' equity		
Share capital	814,913	814,913
Treasury shares	(120,000)	(120,000)
Legal reserve	81,499	81,499
Translation differences	(33)	(6)
Retained earnings	345,036	359,455
	1,121,415	1,135,861
Minority interest	3,899	3,536
Non-current liabilities		
Borrowings	6,990	14,893
Deferred profit tax liabilities	55,149	78,422
Grants	9,280	11,832
	71,419	105,147
Current liabilities		
Trade, other payables and accrued liabilities	72,806	95,487
Current profit tax liabilities	1,927	27,903
Borrowings	6,464	172,870
Provisions for other liabilities	1,690	1,123
	82,887	297,383
TOTAL EQUITY AND LIABILITIES	**1,279,620**	**1,541,927**

Note: The layout of Balance Sheet for 31 December 2003 is adjusted following the amendments to International Financial Reporting Standards.

File No. 82-5086

AB Lietuvos Telekomas' Group
Cash Flow Statement
(in thousand of litas)

unaudited

	2004	2003
Operating activities		
Net profit (loss) for period	32,190	(36,095)
Depreciation and amortisation and impairment charge	290,816	397,495
Profit tax	6,993	(3,507)
Minority interest	1,452	1,477
Share of result before tax of associates	(501)	(562)
Loss (gain) on sale of investment	397	--
Profit on sale of property, plant and equipment	(7,470)	(3,560)
Interest income	(1,018)	(1,366)
Interest expenses	5,760	24,747
Provisions and write off of property, plant and equipment	2,774	1,958
Other non cash transactions	1,026	24
Changes in working capital:		
Inventories	5,858	(6,840)
Trade and other accounts receivable	23,052	14,916
Trading investments		1,287
Trade and other accounts payable and accrued liabilities	(1,161)	3,949
Cash generated from operations	360,168	393,923
Interest paid	(17,726)	(26,238)
Profit tax paid	(66,802)	(47,336)
Net cash from operating activities	275,640	320,349
Investing activities		
Purchase of property, plant and equipment (PPE) and intangible assets	(74,530)	(51,348)
Proceeds from disposal of PPE and assets held for sale	29,054	13,290
Purchase of short term investments	(29,815)	--
Dividends from associated companies	298	162
Interest received	931	1,366
Other investing activity items	(58)	(631)
Net cash used in investing activities	(74,120)	(37,161)
Net cash before financing activities	201,520	283,188
Financing activities		
Proceeds from borrowings	109,380	--
Repayment of borrowings	(292,249)	(202,414)
Dividends paid to Group's shareholders	(46,609)	(46,609)
Dividends paid to minority shareholders	(1,157)	(295)
Net cash used in financing activities	(230,635)	(249,318)
Increase (decrease) in cash and cash equivalents	(29,115)	33,870
Movement in cash and cash equivalents		
At start of the period	117,629	83,759
Increase (decrease) during the period	(29,115)	33,870
At end of the period	88,514	117,629